Exhibit 1

Media Relations	Analyst and Investor Relations
Jorge Pérez	Fabián Orta / Scott Pollak
+52 (81) 8259-6666	+1 (212) 317-6011
jorgeluis.perez@cemex.com	+52 (81) 8888-4327
ir@cemex.com

CEMEX ANNOUNCES FURTHER CORPORATE GOVERNANCE ENHANCEMENTS

•	Recent governance changes will build upon improvements announced in 2022, emphasizing CEMEX’s proactive and sustained focus on implementing global corporate governance best practices.

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Nomination of Lourdes Melgar Palacios, Ph.d to the Board of Directors (the “Board”) continues recent Board refreshment efforts and will strengthen Board expertise in energy management, a critical element of our cost structure, decarbonization efforts, and corporate governance as well as increase the representation of female Directors and heighten overall Board independence.

•	Board Committee candidates will stand for election on an individual (rather than “group slate”) basis starting at upcoming ordinary general shareholders meeting.

•	Sustainability Committee will be renamed “Sustainability, Climate Action, Social Impact, and Diversity Committee” to better reflect its full remit.

•	Committee memberships will be refreshed, with changes proposed to the composition of Audit and Sustainability, Climate Action, Social Impact and Diversity Committees.

•	The Board evaluation process has been enhanced and formalized, including both self-evaluations and peer evaluations.

•	Enhanced disclosure on existing corporate governance practices, including but not limited to the Company’s compensation program, to be included in forthcoming Integrated Report and 20-F Annual Report.

•	Additional initiatives, including with respect to Director selection criteria, overboarding, tenure and the appointment of officers for specific functions, will be implemented over the next few years.

MONTERREY, MEXICO. FEBRUARY 23, 2023 – CEMEX, S.A.B. de C.V. (“CEMEX” or the “Company”) today announced a series of corporate governance enhancements that continue the Company’s commitment to evolving its corporate governance profile towards global best practices. The additional enhancements announced today are further to the changes announced on February 24, 2022, highlighting the Company’s proactive and sustained focus on corporate governance matters.

The Company has proposed the nomination of Lourdes Melgar Palacios, Ph.d for election to the Board of Directors at CEMEX’s Ordinary General Shareholders Meeting (the “Meeting”) on March 23, 2023. If approved by shareholders, Dr. Melgar Palacios’ election would bring expertise to the Board in energy management, decarbonization efforts, and corporate governance as well as increase the proportion of female Directors to 15% (consistent with CEMEX’s ongoing commitment to enhancing diversity within the Boardroom) and the proportion of Board members considered independent under Mexican securities law criteria to 77% (10 out of 13 Directors).

Additionally, at the Meeting, each Director candidate and, for the first time, each Board Committee candidate will stand for election on an individual basis, meaning that voting for these Committee positions will no longer be done on a “group slate” basis.

CEMEX has also proposed changes to the composition of the Board’s Audit Committee (with Gabriel Jaramillo Sanint joining the Committee and Rodolfo Garcia Muriel stepping down) and the Board’s newly renamed Sustainability, Climate Action, Social Impact and Diversity Board Committee (with Isabel Maria Aguilera Navarro and Dr. Melgar Palacios joining the Committee and Francisco Javier Fernandez Carvajal and Fernando Gonzalez stepping off). These changes also increase the degree of gender diversity and independence across the Board’s Committees.

CEMEX is making available enhanced disclosure concerning Board candidates, including their qualifications and experience, information on Director remuneration for the year 2022, Board and Committee meeting attendance and voting results for the shareholders meetings held in 2022, and a description of CEMEX’s Board member peer and self-evaluation exercise. In addition, CEMEX’s Sustainability Committee has been proposed to be renamed Sustainability, Climate Action, Social Impact, and Diversity Committee, in order to better reflect the full remit of matters reviewed by such Board Committee, in addition to the Board and each Committee Report to the Shareholders Meeting a summary of each Report is included. All of this information can be found at CEMEX’s website (www.cemex.com).

“2022 was a year of unique challenges, yet in spite of unprecedented levels of volatility, CEMEX was able to adapt and deliver resilient performance, positioning the Company to realize the benefits of its strategy in 2023,” said Rogelio Zambrano, CEMEX’s Chairman of the Board of Directors. “Core to our ability to navigate these volatile times is our robust and regularly updated corporate governance framework. The changes announced today build upon those announced last year and bring incremental global best practices into our governance structure. These changes strengthen the quality of the Board’s oversight and augment the transparency we provide to investors and other stakeholders as we continue to execute our strategy for long-term value creation.” CEMEX also confirmed its commitment to continue enhancing its disclosure in its forthcoming public documents relating to the responsibilities and practices of the Board and Board Committees, CEMEX’s executive compensation program (to align such disclosure with what is expected for U.S. companies), the process for managing potential conflicts of interests at the Board and executive level and other compliance and corporate governance matters.

Since 2014, the Company has regularly engaged in enhancements to its corporate governance practices. These changes have included, among others, reducing the size of the Board, proposing that each Director stand for election on an individual (rather than “group slate”) basis, separating the roles of Chairman and CEO and making publicly available a Board skills matrix. The Company will continue to evolve its corporate governance over the next few years through the implementation of formal Director selection criteria and overboarding, tenure and diversity guidelines, and through the formal appointment of chief officers on innovation, human resources and diversity, data privacy, information security, sustainability, among other changes. Updates on these additional initiatives will be provided as appropriate.

All of the materials for the Meeting are available at the Company’s website (www.cemex.com).

About CEMEX

CEMEX (NYSE: CX) is a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. For more information, please visit: www.cemex.com

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This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. These forward-looking statements reflect CEMEX’s current expectations and projections about future events, including a series of corporate governance initiatives, based on CEMEX’s knowledge of present facts, circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations, including the possibility that none or not all of the initiatives to be proposed by CEMEX to be approved by its Corporate Practices and Finance Committee, Board of Directors or Shareholders, as applicable, are approved, or that such initiatives are revised or not implemented in a timely manner or without additional unforeseen costs (which may be significant) or that such initiatives, if implemented, will not achieve the Company’s desired results. Additionally, the Company’s statements in this release may be affected by the Company’s exposure to shareholders initiating different actions or proceedings against the Company on corporate governance related matters. The content of this press release may be revised or supplemented, but CEMEX is not under, and expressly disclaims, any obligation to update or correct this press release, whether as a result of new information, future events, or otherwise. Undue reliance on statements made in this press release should not be placed, as such statements speak only as of the dates on which they are made. The content of this press release is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice.